

SECURI 12060318 IMISSION

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ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8-36703

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) **AND ENDING** 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Foresters Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6640 Lusk Blvd. #A-202
(No. and Street)

San Diego, California 92121
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Smith (858) 550-4844
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2012
03 REGISTRATIONS BRANCH

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY
(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Financial Statements
And
Independent Auditor's Report

December 31, 2011 and 2010

SEC
Mail Processing
Section

MAR 01 2012

Washington, DC
125

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Financial Statements
And
Independent Auditor's Report

December 31, 2011 and 2010

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794

SIPC SUPPLEMENTAL REPORT

Board of Directors
Foresters Equity Services, Inc. and Subsidiary:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Foresters Equity Services, Inc. and Subsidiary (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

San Diego, California
January 20, 2012

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

Year Ended December 31, 2011

Total revenue	$4,383,077
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(3,412,960)
Net gain from securities in investment accounts	(53,573)
SIPC net operating revenues	$ 916,544
General assessment @ .0025	$ 2,291
Less payments	
July 20, 2011	(1,759)
January 21, 2012	(532)
Assessment balance due	$ -

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

State of California

County of San Diego

On 2/23/2012 before me, Kerri L. Fragoso,
Date — Here Insert Name and Title of the Officer

personally appeared Frank L. Smith
Name(s) of Signer(s)

SEC
Mail Processing
Section

MAR 01 2012

Washington, DC
125

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


KERRI L. FRAGOSO
Commission # 1925714
Notary Public - California
San Diego County
My Comm. Expires Mar 14, 2015

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: Kerri L. Fragoso
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______

☐ Corporate Officer — Title(s): ______

☐ Individual

☐ Partner — ☐ Limited ☐ General

☐ Attorney in Fact

☐ Trustee

☐ Guardian or Conservator

☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______

☐ Corporate Officer — Title(s): ______

☐ Individual

☐ Partner — ☐ Limited ☐ General

☐ Attorney in Fact

☐ Trustee

☐ Guardian or Conservator

☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

© 2010 National Notary Association • NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #5907

OATH OR AFFIRMATION

I, Frank Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresters Equity Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Foresters Equity Services, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Foresters Equity Services, Inc. and subsidiary (a wholly-owned subsidiary of The Independent Order of Foresters) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresters Equity Services, Inc. and subsidiary at December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

San Diego, California
January 20, 2012

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Financial Condition

December 31, 2011 and 2010

ASSETS

	2011	*2010*
Cash	$ 636,908	$ 647,366
Investments	373,926	373,889
Deposits with clearing organizations	50,124	50,105
Cash and cash equivalents	1,060,958	1,071,360
Commissions receivable	122,022	132,668
Due from Parent	4,574	-
Fixed assets, net	10,916	2,740
Other assets	60,438	79,545
	$1,258,908	$1,286,313

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Liabilities		
Accounts payable and accrued expenses	$ 467,624	$ 337,556
Due to parent	-	510,701
Total liabilities	467,624	848,257
Stockholder's equity		
Preferred stock, no par value; 1,000 shares authorized; none issued	-	-
Common stock, no par value; 150 shares authorized; 80 shares issued and outstanding	800,000	800,000
Additional paid-in capital	5,038,575	5,038,575
Accumulated deficit	(5,047,291)	(5,400,519)
Total stockholder's equity	791,284	438,056
	$1,258,908	$1,286,313

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Operations

Years Ended December 31, 2011 and 2010

	2011	*2010*
Revenues		
Commissions	$6,158,736	$4,192,810
Investment income	-	53,573
Interest	1,177	14,572
Other revenues	113,265	122,122
Total revenues	6,273,178	4,383,077
Expenses		
Commissions and clearing costs	3,993,426	2,520,884
Compensation and employee benefits	1,215,833	1,265,164
Licensing costs	158,184	159,251
Telephone and postage	85,362	80,591
Information systems	84,609	65,601
Marketing	94,251	39,261
Rent	72,010	106,733
Consulting and professional fees	72,013	45,596
Depreciation and amortization	2,750	6,000
Other expenses	125,099	76,196
Total expenses	5,903,537	4,365,277
Income before income tax expense	369,641	17,800
Income tax expense	(16,413)	(12,074)
Net income	$ 353,228	$ 5,726

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Changes in Stockholder's Equity

Years Ended December 31, 2011 and 2010

	Common Stock	*Additional Paid-in Capital*	*Accumulated Deficit*
Balance, January 1, 2010	$800,000	$4,938,575	$(5,406,245)
Capital contribution	-	100,000	-
Net income	-	-	5,726
Balance, December 31, 2010	800,000	5,038,575	(5,400,519)
Net income	-	-	353,228
Balance, December 31, 2011	$800,000	$5,038,575	$(5,047,291)

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Cash Flows

Years Ended December 31, 2011 and 2010

	2011	*2010*
Cash flows from operating activities		
Net income	$ 353,228	$ 5,726
Adjustments to reconcile net income to net cash from operating activities		
Depreciation and amortization	2,750	6,000
Changes in operating assets and liabilities		
Commissions receivable	10,646	(267)
Other assets	19,107	(5,019)
Accounts payable and accrued expenses	130,068	110,264
Due from/to parent	(515,275)	(620,921)
Net cash from operating activities	524	(504,217)
Cash flows from investing activities		
Capital expenditures	(10,926)	(1,197)
Cash flows from financing activities		
Capital contribution	-	100,000
Net decrease in cash and cash equivalents	(10,402)	(405,414)
Cash and cash equivalents, beginning of year	1,071,360	1,476,774
Cash and cash equivalents, end of year	$1,060,958	$1,071,360

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. Foresters Equity Services, Inc. is a wholly-owned subsidiary of The Independent Order of Foresters ("Foresters").

As of December 31, 2010 and for the year then ended, the consolidated financial statements include the accounts of Foresters Equity Services, Inc. ("FESCO") and its wholly owned subsidiary Sylvan Agency, Inc. ("Sylvan"). During the year ended December 31, 2011, all assets and liabilities of Sylvan were merged into FESCO and Sylvan ceased to operate as a separate legal entity. All significant intercompany transactions have been eliminated.

The Business. FESCO is a registered broker-dealer and a registered investment advisor licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority. FESCO provides broker-dealer services involving primarily mutual funds and variable products and insurance services on an agency basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Other revenues are generally recognized as services are rendered.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, five years.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash, investment in money market funds, and deposits with clearing organizations which may be withdrawn on demand without penalty. Investments in mutual funds are valued at market value with the resulting differences between cost and market included in income.

Concentration of Credit Risk. The Company maintains cash in bank accounts which exceed federally insured limits and invests excess cash in mutual fund accounts. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2011 and 2010 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2011 and 2010.

2. RELATED PARTY TRANSACTIONS

Due to Foresters. The Company reimburses Foresters for compensation and other costs that Foresters pays on behalf of the Company. These costs amounted to approximately $1,193,000 in 2011 and $1,189,000 in 2010. As of December 31, 2011 and 2010, the balance owed from (to) Foresters was $4,574 and $(510,701), respectively.

3. FIXED ASSETS

	2011	*2010*
Computer equipment and software	$437,582	$426,656
Other equipment	35,636	35,636
Leasehold improvements	14,785	14,785
Furniture and fixtures	59,220	59,220
	547,223	536,297
Less accumulated depreciation	(536,307)	(533,557)
	$ 10,916	$ 2,740

4. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. Because temporary differences are insignificant and the future utilization of operating loss carryforwards is uncertain, the Company has not recognized in the financial statements any deferred tax assets or liabilities.

At December 31, 2011, the Company has net operating loss carryforwards for financial statement purposes of approximately $3,500,000 which expire in various years through 2024.

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2011	*2010*
"Expected" federal income tax benefit (expense)	$(125,678)	$ (6,052)
State income tax	(16,413)	(12,074)
Change in valuation allowance	(125,678)	6,052
Income tax expense	$ (16,413)	$ (12,074)

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2011 and 2010.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2011 was 0.72 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2011, the Company had net capital of $648,092 which was $616,917 in excess of the amount required by the SEC.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K(2)(ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

*****

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2011

Total stockholder's equity	$ 791,284
Less non-allowable assets	
Cash	59,785
Due from affiliates	4,574
Fixed assets	10,916
Other assets	60,438
Net capital before haircuts on security positions	655,571
Less haircuts on security positions	7,479
Net capital	$ 648,092
Total aggregate indebtedness	$ 467,624
Ratio of aggregate indebtedness to net capital	0.72
Minimum net capital required	$ 31,175

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2011.*

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2011

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2011; and a reconciliation to that calculation is not included herein.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule III
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2011

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule IV
Annual Opinion of Counsel Regarding the Use of Consolidated Financials Pursuant to Appendix C of Rule 15c3-1

December 31, 2011

Because the consolidation of the Company's subsidiary does not result in the increase of the Company's net capital and/or the decrease of its minimum net capital requirement under Rule 15c3-1, the Company is not required to obtain an opinion of counsel described in Appendix C of Rule 15c3-1.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Foresters Equity Services, Inc. and Subsidiary:

In planning and performing our audit of the financial statements and supplementary schedules of Foresters Equity Services, Inc. and Subsidiary (the "Company") as of for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

San Diego, California
January 20, 2012